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- EXHIBIT 99.1

                           PERFORMANCE IN 2003 (POSCO)

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EXCHANGE RATE          ITEMS               UNIT           2003
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
KRW1,180/U$           Sales              KRW BN         14,300
KRW107/Yen       -----------------------------------------------
                 Operating Profit        KRW BN          1,900
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



The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes.
All figures in the above table are based on non-consolidated financial statements.